INDOSAT’S 2008 ANNUAL REPORT AND 2008 ANNUAL REPORT ON FORM 20-F

ARE AVAILABLE ON THE COMPANY’S WEBSITE

Jakarta, May 15, 2009, PT Indosat Tbk (“Indosat” atau “Company”) announced today that subsequent to the filing of the Company’s 2008 Annual Report and the Company’s 2008 Annual Report on Form 20-F, both documents are already available on the Company’s website at http://www.indosat.com/investor/investor_relations. For shareholders that have no access to the internet, the Company will provide, upon request and free of charge, hardcopy of the documents. Such requests should be directed to:

Investor Relations Division

PT Indosat Tbk

Jl. Medan Merdeka Barat No. 21,

2nd Fl, Front Tower

Jakarta 10110

INDONESIA

Phone

: +62-21-3869 615

Fax

: +62-21-3804 045

Email

:  investor@indosat.com

or

Proxy Services Corporation

200 A Executive Drive

Edgewood, NY 11717

USA

Attention:  Greg Penn (Annual Report)

Or by calling the toll free number 1-800-555-2470.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service StarOne and I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat also provides 3.5 G with HSDPA technology. Indosat's shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Telp: 62-21-3869615

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.